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June 30, 2009

Varda Sagiv
Chief Financial Officer
BluePhoenix Solutions LTD.
8 Maskit Street
Herzlia 46733 Israel

  Re: **BluePhoenix Solutions LTD.**
    Form 20-F for the Fiscal Year Ended December 31, 2008
    Filed on March 31, 2009
    File No. 333-06208

Dear Ms. Sagiv:

   We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Item 4. Information on the Company

B. Business Overview

Customers, page 30

1. We note that sales to The Capita Group Plc accounted for 10% of total fiscal 2008 revenues. Please tell us whether you are substantially dependent upon this

relationship for purposes of Instruction 4(b)(ii) to Instructions as to Exhibits of Form 20-F.

Item 5. Operating and Financial Review and Prospects

Overview, page 38

2.	Consider expanding this section to provide an executive level overview of your operating results that lends greater insight to and provides context for the remainder of the discussion. Identify the factors that your executives focus on in evaluating the financial condition and operating performance of your business. Disclose any key financial metrics tracked by management to assess the performance of your operations. Although we note your disclosure on page 38 regarding the negative impact of the global economic crisis on your business, consider quantifying the impact, to the extent possible, and discussing how management is responding or plans to respond to this and any other material trends of which management is aware. Refer to SEC Release No. 33-8350.

Critical Accounting Policies

Impairment of Goodwill and Intangible Assets, page 42

3.	We note that you recorded a $13.3 million goodwill impairment charge for your IT modernization reporting unit for fiscal 2008. We also note that if the estimates or their related assumptions change in the future, you may be required to record additional impairment charges for your goodwill and intangible assets. In light of this uncertainty, please tell us what consideration you gave to providing quantitative disclosure of the sensitivity of your goodwill valuation, for your IT modernization reporting unit, to changes in your methodologies or assumptions based upon the guidance in Section V of our Release 33-8350.

A. Operating Results, page 48

4.	We note that you attribute fluctuations within services revenue to various factors, including acquisitions, increases in the number and size of projects for existing clients, and the addition of new clients. Given the significant increase in services revenue for the past two years, tell us how you considered quantifying the impact of each of these factors pursuant to Section III.D of our Release 33-6835. Also, please refer to prior comments 1 and 2 of our letters dated August 2, 2007 and October 12, 2007, respectively.

5.	We note your disclosure in risk factors regarding the impact of increased pressures on pricing. Given the material changes in revenues for all periods presented, please tell us what consideration you gave to discussing in quantitative terms the extent to which material changes in revenue were due to increases in volume versus increases in pricing, as material. See Item 303(a)(3)(iii) of Regulation S-K.

B. Liquidity and Capital Resources

How We Have Financed Our Business, page 54

6.   We note that the aggregate amount outstanding under your credit facilities with Bank Discount Le'Israel Ltd., Bank Ha'Poalim Ltd. as of March 27, 2009 was $16 million. It appears that these agreements are material contracts and should be filed as exhibits. Refer to Instruction 4(a) to Instructions as to Exhibits of Form 20-F. Please advise. In addition, to the extent that these agreements remain material, they should be summarized in the "Material Contracts" section of your next Form 20-F.

F. Tabular Disclosure of Contractual Obligations, page 60

7.   Tell us how you considered the disclosure requirements of Item 5.F of Form 20-F and explain why you have not included "loans from banks and others" in your contractual obligations table.

Item 7. Major Shareholders and Related Party Transactions

B. Related Party Transactions, page 79

8.   With regard to the loans to MultiConn Technologies, which you have disclosed in this section, you do not appear to have provided all of the information required by Item 7.B.2 of Form 20-F, including the nature of the loan and the transaction in which it was incurred, and the interest rate on the loan. Please advise.

9.   Please clarify whether the amount paid to Mainsoft, which you have disclosed, constitutes all of the payments made to Mainsoft since the beginning of your last full fiscal year up to the latest practicable date.

Item 10. Additional Information

C. Material Contracts, page 88

10.   We note that you consider the purchase agreement of BridgeQuest, amended in January 2008, to be a material contract; however, it does not appear that you have filed this agreement as an exhibit. Please advise. Refer to Instruction 4(a) to Instructions as to Exhibits of Form 20-F.

Part II

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures, page 99

11.   We note your statement that your disclosure controls and procedures were
        "effective, in that they provide reasonable assurance that information required to
        be disclosed by us in the reports that we file or submit under the Exchange Act is
        recorded, processed, summarized and reported within the time periods specified in
        the SEC's rules and forms." It is not clear from this statement that you have fully
        addressed whether your disclosure controls and procedures, as defined in Rule
        13a-15(e) and 15d-15(e) under the Exchange Act, were effective. The rule
        requires, among other matters, that the disclosure controls and procedures be
        designed "to ensure that information required to be disclosed by the issuer in
        reports that it files or submits under the Act … is accumulated and communicated
        to the issuer's management, including its principal executive and principal
        financial officers, or persons performing similar functions, as appropriate to allow
        timely decisions regarding required disclosure." While you have stated the results
        of your evaluation with respect to timeliness, please tell us whether your
        disclosure controls and procedures met the other elements of the rule and confirm
        that your disclosure will conform to the rule requirements in future filings.

Item 18. Financial Statements

Note 1. Summary of Significant Accounting Policies

I. Goodwill and Other Purchased Intangible Assets, page F-11

12.   We note from your disclosures throughout your Form 20-F that the Company
        performed its goodwill impairment tests in fiscal 2008 and 2007 based on a third
        party valuation study. Please describe further the nature and extent of your
        reliance on the valuation specialist in determining the fair value of your reporting
        units for the purpose of testing goodwill for impairment. Additionally, tell us
        how you considered the guidance in Rule 436(b) of Regulation C regarding the
        reference to this specialist. Please see Question 141.02 of our Compliance and
        Disclosure Interpretations related to Exchange Act Form 8-K at
        http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

13.   We note that your market capitalization continues to be lower than your net assets
        as of December 31, 2008 and March 31, 2009. Please explain how the Company
        determined that the $13.3 million goodwill impairment charge of your IT
        modernization reporting unit was appropriate. In your response, please provide us
        with the carrying value and fair value (under both steps one and two) of this
        reporting unit as determined in your annual impairment test for fiscal 2008.

Additionally, please quantify the judgments and assumptions used in your analysis that are described on page F-12. We also note that you evaluated the reasonableness of the estimated fair value of your reporting units by reconciling it to market capitalization. Please provide us with this reconciliation and the quantitative and qualitative factors you considered to determine the fair value of the IT modernization reporting unit was reasonable.

Note 2. Certain Transactions, page F-23

14.   The increases in goodwill due to recent acquisitions and/or contingent consideration issued during fiscal 2008 and 2007 as described in Note 2 do not appear to reconcile to the total increases in goodwill disclosed in Note 5 of $15.7 million and $15.9 million for fiscal 2008 and 2007, respectively. Please provide us with a reconciliation of these increases to the information provided in Note 2. In your reconciliation, please indicate whether contingent payments were made in cash, shares, or other consideration.

15.   You indicate on page F-30 that you paid $2.1 million in additional consideration in 2008 as a result of an amendment to the purchase agreement for CodeStream Software Ltd. in December, 2007. In your fiscal 2007 Form 20-F, you make reference to this payment as contingent consideration. Please describe the nature of this contingency in further detail, the accounting literature you considered in recording it, and how you considered disclosing this information pursuant to paragraph 51(f) of SFAS 141. In addition, please provide this information for contingent payments made for the Bridgequest Inc. acquisition of $1.6 million (i.e. the "final consideration"). Furthermore, please provide us with the assumptions used to value the warrants issued at $2.5 million.

16.   Tell us how you considered disclosing the amount of goodwill that is expected to be deductible for tax purposes, if any, for each of your acquisitions pursuant to paragraph 52(c)(1) of SFAS 141.

Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 98

17.   We note your disclosures that the Company is exposed to several market risks such as foreign currency exchange rates and potentially interest rate risk. Tell us how you considered providing the quantitative disclosure required by Item 11 of Form 20-F and Item 305(a) of Regulation S-K for these risks.

Forms 6-K filed on February 17, 2009 and May 12, 2009

18.   We note the columnar format of your GAAP to Non-GAAP reconciliation in the Forms 6-K noted above, which gives the unwarranted impression to investors that the non-GAAP operating statement has been prepared under an other comprehensive set of accounting rules or principles while also conveying undue

prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please confirm that you will remove this presentation in future filings and your reconciliation will conform to, or be similar to, the presentation you provided in the Form 6-K filed on July 31, 2007 in response to our prior comment 12 in your letter dated September 21, 2007.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457.

Sincerely,

Kathleen Collins
Accounting Branch Chief